# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Santech Holdings Ltd, CIK 0001785680
CUSIP: 44951X104
Title of class of securities: Ordinary share, par value US$ 0.0001 per share
Address of issuer's principal executive offices: 15TH FLOOR, AIA CENTRAL,, 15TH FLOOR, AIA CENTRAL,, HONG KONG, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 11/11/2025
Amends the filing with accession number 0001104659-25-026852
Filed by CIK 0002062327
Persons authorized to receive notices and communications: Lawrence Wai Lok, Level 15, AIA Central, No.1 Connaught Road Central, Hong Kong, Hong Kong (K3), 00000, 852 2593 9309

## Reporting persons
- Carmel Holdings Limited (CIK 0002062327): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: personal funds (PF); sole voting power 112,000,000; shared voting power 0; sole dispositive power 112,000,000; shared dispositive power 0; aggregate amount beneficially owned 112,000,000 (66.7% of the class)
- Wai Lok: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 113,862,620; shared voting power 0; sole dispositive power 113,862,620; shared dispositive power 0; aggregate amount beneficially owned 113,862,620 (67.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary share, par value US$ 0.0001 per share
Name of issuer: Santech Holdings Ltd
Address of issuer's principal executive offices: 15TH FLOOR, AIA CENTRAL,, 15TH FLOOR, AIA CENTRAL,, HONG KONG, Hong Kong (K3), 00000
Comment:
This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on March 24, 2025 by Lawrence Wai Lok and Carmel Holdings Limited (the "Reporting Persons"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the original Schedule 13D.
Except as amended and supplemented hereby, the information set forth in the original Schedule 13D remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On November 11, 2025, 931,310 American Depositary Shares (the "ADSs") of the Issuer, representing 1,862,620 ordinary shares, were transferred to Mr. Lawrence Wai Lok pursuant to the Company's prior 2018 and 2019 Employee Stock Ownership Plans (the "ESOPs"). The shares represent a Long Service Stock Grant awarded to Mr. Lawrence Wai Lok as share incentive compensation for his service as Chief Financial Officer and Chief Executive Officer of the Issuer since 2021. The grant was fully vested in accordance with its terms and was delivered to Mr. Lawrence Wai Lok on November 11, 2025. No cash consideration was paid by Mr. Lawrence Wai Lok in connection with this acquisition.

## Item 4. Purpose of Transaction
Purpose of transaction: Mr. Lawrence Wai Lok acquired the additional shares pursuant to the ESOP awards described above for incentive compensation purposes. The acquisition did not involve any change in control of the Issuer, and Mr. Lawrence Wai Lok currently has no plans or proposals that would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of November 11, 2025, Mr. Lawrence Wai Lok beneficially owns an aggregate of 113,862,620 ordinary shares, representing approximately 67.78% of the Issuer's total issued and outstanding ordinary shares (based on 168,000,000 shares outstanding). Of these, 112,000,000 shares are held through Carmel Holdings Limited, a British Virgin Islands company wholly owned and controlled by Mr. Lawrence Wai Lok, and 1,862,620 shares are held by Mr. Lawrence Wai Lok.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Lawrence Wai Lok has sole voting and dispositive power over all such shares. Carmel Holdings Limited has sole voting and dispositive power over the 112,000,000 shares it holds.
Transactions in the class effected during the past sixty days: During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons has effected any transactions in the Shares except as reported herein.
Other persons with the right to receive dividends or sale proceeds: No change from the original Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: No change from the original Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Joint Filing Agreement, dated March 19, 2025, by and among Lawrence Wai Lok and Carmel Holdings Limited (incorporated by reference to Exhibit A to the Reporting Persons' Schedule 13D filed with the Securities and Exchange Commission on March 24, 2025).

## Signatures
- Carmel Holdings Limited: /s/ Wai Lok, Wai Lok (11/12/2025)
- Wai Lok: /s/ Wai Lok, Wai Lok (11/12/2025)